                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               SVI HOLDINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of class of securities)

                                    784872 103
                                 (CUSIP number)


                              Russell A. Schechter
                        7979 Ivanhoe Avenue, Suite 500
                           La Jolla, California 92037
                                 (619) 551-2365
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               September 8, 1997
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))
                               Page 1 of 6 pages

                                  SCHEDULE 13D


CUSIP No.     784872 103                                      PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Claudav Holdings, B.V.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Netherlands Antilles
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            8,197,200
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              8,197,200
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        8,197,200
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.49%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D


CUSIP No.    784872 103                                      PAGE 3 OF 6 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Barry M. Schechter
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        AF  PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            South Africa
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            8,320,400
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              8,320,400
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       8,320,400
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

                                                             PAGE 4 OF 6 PAGES
ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Shares"), of SVI Holdings, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 7979 Ivanhoe Avenue, Suite 500, La Jolla CA 92037.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a)The persons filing this schedule 13D are Claudav Holdings, B.V. and Barry M. Schechter (sometimes hereinafter referred to collectively as the "Reporting Group").

      (b)-(c)Claudav Holdings B.V. is an Netherlands Antilles company which which has granted Barry M. Schechter the power to vote or dispose of its holding in the Company. The business address of Claudav Holdings B.V. is 9 Rue Charles Humbert, 1205 Geneva, Switzerland.

Barry M. Schechter is an individual, whose principal occupation is Chairman and Chief Executive Officer of the Company and whose principal business address is 7979 Ivanhoe Avenue, Suite 500, La Jolla, California 92037. Barry M. Schechter is also a director of the Company.

      (d)No member of the Reporting Group has been convicted in the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)No member of the Reporting Group was a party, during the last five years, to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)Barry M. Schechter is a citizen of South Africa.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Claudav Holdings B.V. acquired its shares of the Companies Common Stock pursuant to an Agreement Concerning the Exchange of Common Stock ("Agreement") among the Company, Sabica Ventures, Inc., a California corporation ("Sabica") and the stockholders of Sabica. The consummation of the Agreement resulted in the exchange of 100% of the outstanding shares of Sabica for approximately 90% of the outstanding shares of Common Stock of the Company. The shares of Sabica which were exchanged under the Agreement were originally acquired using the personal funds and working capital of the shareholders of Sabica.

Barry M. Schechter acquired his shares by exercising an option to purchase 121,200 shares granted to him under the terms of the Employees Incentive Scheme. An additional 2,000 shares were purchased on the open market from personal funds by minor children residing with Barry Schechter. Funds for the exercise of options by Barry M. Schechter were provided by the forgiveness of a debt due to Mr. Schechter which was advanced to the Company from his personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        The Company filed a Form 8(a) to register its class of common stock under Section 12(g) of the Securities Exchange Act of 1934 as amended.

                                                             PAGE 5 OF 6 PAGES
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 8,320,400 Shares, constituting 55.3% of the outstanding Shares (the percentage of Shares owned being based upon 15,044,284 Shares outstanding at October 21, 1997). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING SHARES
----                   ----------------          -----------------------------
Claudav Holdings B.V.   8,197,200                            54.5%
Barry M. Schechter      8,320,400                            55.3%


     (b) Each member of the reporting group has the sole power to vote or dispose or direct the disposition of such Shares.

     (c) The following transactions in the Issuer Common Stock were effected within 60 days of the date of this Statement by minor children who reside with Barry M. Schechter:

           Date      No. of Shares    Sale/Purchase     Price per Share
           10/09/97  1,000            Purchase          $2.90
           10/09/97  1,000            Purchase          $2.87


     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed in this Schedule, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached to this Schedule 13D is the Joint Filing Statement among each member of the reporting group.
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                                                             PAGE 6 OF 6 PAGES
                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: October 22, 1997

/s/Barry Schechter
-------------------

Claudav Holdings B.V.

By:/s/ Barry M. Schechter
   ----------------------